UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)

                             JP Foodservice, Inc.
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                    Common Stock Par Value $.01 Per Share
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                 466232 10 5
                          - - - - - - - - - - - - -
                                (CUSIP Number)

          Janet Langford Kelly, Senior Vice President, Secretary
                           and General Counsel
          Sara Lee Corporation, Three First National Plaza,
                           Chicago, Illinois 60602
                                312/726-2600
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 30, 1995
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. ( )

          Check the following box if a fee is being paid with the statement ( ) (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                 SCHEDULE 13D

          CUSIP No.      466232 10 5
          --------------------------------------------------------------
           1         NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON

                     Sara Lee Corporation 36-208-9049
          --------------------------------------------------------------
           2         CHECK THE APPROPRIATE BOX IF A MEMBER
                     OF A GROUP*                        (a)  ( )
                                                        (b)  (X)
          --------------------------------------------------------------
           3         SEC USE ONLY

          --------------------------------------------------------------
           4         SOURCE OF FUNDS*

                     OO
          --------------------------------------------------------------
           5         CHECK BOX IF DISCLOSURE OF LEGAL
                     PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) OR 2(e)                   ( )
          --------------------------------------------------------------
           6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland
          --------------------------------------------------------------
                                    7    SOLE VOTING POWER
                    NUMBER
                                         5,138,210
                      OF            -------------------------------------
                                    8    SHARED VOTING POWER
                    SHARES
                                            -0-
                 BENEFICIALLY       -------------------------------------

                   OWNED BY         9    SOLE DISPOSITIVE POWER

                     EACH                5,138,210
                                     ------------------------------------
                  REPORTING
                                    10   SHARED DISPOSITIVE POWER
                    PERSON
                                         -0-
                     WITH
          --------------------------------------------------------------
           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                     EACH REPORTING PERSON

                     5,138,210
          --------------------------------------------------------------
           12        CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES*    ( )

          --------------------------------------------------------------
           13        PERCENT OF CLASS REPRESENTED BY
                     AMOUNT IN ROW (11)

                     32.3%
          --------------------------------------------------------------
           14        TYPE OF REPORTING PERSON*

                     CO
          --------------------------------------------------------------

                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
               ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

          ITEM 1.   SECURITY AND ISSUER

                    Item 1 of Schedule 13D (as defined below) is hereby amended in its entirety as follows:

                    This Amendment No. 3 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of Sara Lee Corporation to amend the Schedule 13D, filed on November 30, 1994 and amended by Amendment No. 1 thereto filed on December 16, 1994 and Amendment No. 2 thereto filed on September 14, 1995 (such Schedule 13D as so amended being referred to herein as the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

          ITEM 2.   IDENTITY AND BACKGROUND

                    Item 2 of Schedule 13D is hereby amended in its entirety as follows:

                         (a)-(c)  This Schedule 13D is filed by
          Sara Lee Corporation, a Maryland corporation. Sara Lee Corporation is a global food and consumer products company which markets a variety of products under leading brand names, including Hanes, Isotoner, Coach, L'eggs, Dim, Bali, Playtex, Champion, Kiwi, Hillshire Farm, Ball Park, Jimmy Dean, Douwe Egberts and Sara Lee. The address of Sara Lee Corporation's principal business and principal office is Three First National Plaza, Suite 4600, Chicago, Illinois 60602.

                         The name, address and present principal
          occupation of each of the directors and executive officers of Sara Lee Corporation are set forth in Appendix I which is attached hereto.

                         (d)  During the last five years, neither
          Sara Lee Corporation, nor to the best of its knowledge, any director or executive officer of Sara Lee Corporation, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                         (e)  During the last five years, neither
          Sara Lee Corporation, nor to the best of its knowledge, any director or executive officer of Sara Lee Corporation, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in Sara Lee Corporation or such person (i) being subject to a judgement, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) being found in violation with respect to such laws.

                         (f)  Except as provided in Appendix I
          attached hereto, each director and executive officer of Sara Lee Corporation is a citizen of the United
          States.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    Item 3 of Schedule 13D is hereby amended in its entirety as follows:

                    The information contained under the headings
          "The Recapitalization" on pages 13 and 14 of the Prospectus dated November 15, 1994, included in the Issuer's Registration Statement on Form S-1 (Registration
          No. 33-82724) (the "Prospectus") and "Management--Compensation Committee Interlocks and Insider Participation--Common Stock Issuances in Recapitalization," "Certain Transactions-- Acquisition," and "Certain Transactions--Exchange" on pages 47, 49 and 50 of the Prospectus, is hereby incorporated by reference.

                    As more fully described in Item 4 hereto, this Amendment No. 3 to Schedule 13D relates to the Proposed Transaction (as defined in Item 4) pursuant to which Sara Lee Corporation would acquire beneficial ownership of 52,393,108 newly-issued shares of Common Stock of the Issuer in consideration for Sara Lee Corporation's foodservice distribution business, which is operated through PYA/Monarch, Inc., an indirect, wholly-owned subsidiary of Sara Lee Corporation ("PYA/Monarch").

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 of Schedule 13D is hereby amended in its entirety as follows:

                    The events which required the original filing of this Schedule 13D were the registration of the Common Stock under the Securities Exchange Act of 1934, together with the conversion into Common Stock of certain debt of the Issuer held by Sara Lee Corporation (see Item 3 above). The event which required the filing of Amendment No. 1 to Schedule 13D was Sara Lee Corporation's acquisition of 1,083,462 additional shares of Common Stock. The event which required the filing of Amendment No. 2 to Schedule 13D was the contribution of 1,000,000 shares of Common Stock beneficially owned by Sara Lee Corporation to the Sara Lee Foundation, an Illinois nonprofit corporation.

                    On November 30, 1995, Sara Lee Corporation made a proposal (the "Proposal") to the Board of Directors of the Issuer to combine the businesses of the Issuer and PYA/Monarch, Sara Lee Corporation's foodservice distribution business, in a transaction (the "Proposed Transaction") pursuant to which Sara Lee Corporation would receive 52,393,108 newly-issued shares of Common
          Stock of the Issuer. The Proposed Transaction would result in Sara Lee Corporation owning approximately 84% of the outstanding Common Stock of the Issuer, with the remaining approximately 16% continuing to be held by the public. The Proposal is attached hereto as Exhibit 6 and the press release announcing the Proposal is attached hereto as Exhibit 7.

                    The Proposed Transaction is subject to the negotiation of a definitive agreement or agreements and the approval of the Board of Directors of Sara Lee Corporation and the Board of Directors and shareholders of the Issuer. Sara Lee Corporation expects that the Board of Directors of the Issuer will act to form a Special Committee (the "Special Committee") comprised of its independent directors to consider the Proposed Transaction.

                    Although Sara Lee Corporation believes that the Common Stock which it beneficially owns is an attractive investment and that the Proposed Transaction would be beneficial to and in the best interests of all of the shareholders of Sara Lee Corporation and the Issuer, Sara Lee Corporation will continue to monitor and evaluate its investment in the Issuer and the terms and advisability of consummating the Proposed Transaction in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) PYA/Monarch's business, operations, assets, financial condition and prospects;
          (iii) market, general economic and other conditions; and
          (iv) other investment opportunities available to Sara Lee Corporation. In light of the foregoing factors, other circumstances arising from time to time and the ongoing plans and requirements of Sara Lee Corporation, Sara Lee Corporation may determine to (i) acquire additional securities of the Issuer, (ii) increase or decrease its participation in the determination of the Issuer's management and policies or replace one or more of its representatives on the Board of Directors of the Issuer with other Sara Lee Corporation representatives, (iii) withdraw or amend the Proposal or (iv) propose a different transaction with the Issuer, including a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions or a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions or other similar actions. Sara Lee Corporation does not intend to dispose of any or all of the securities of the Issuer it beneficially owns.

                    Except as described above, Sara Lee Corporation does not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure;
          (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 of Schedule 13D is hereby amended in its entirety as follows:

                         (a)  According to the Issuer's Form 10-Q
          for the quarter ended October 1, 1995, as of November 1, 1995, there were 15,931,655 shares of Common Stock outstanding. As of the date hereof, Sara Lee Corporation beneficially owns 5,138,210 (or 32.3%) of such shares.

                         (b)  Sara Lee Corporation has the sole
          power to direct the vote of, and the sole power to direct the disposition of, the 5,138,210 shares of Common Stock beneficially owned by it. The Common Stock beneficially owned by Sara Lee Corporation is held of record by PYA/Monarch, Inc., a Delaware corporation and a wholly-owned subsidiary of PYA Holding, Inc., a Delaware corporation and a wholly-owned subsidiary of Sara Lee Corporation.

                         (c)  Neither Sara Lee Corporation, nor to
          the best of its knowledge, any director or executive officer of Sara Lee Corporation, has engaged in any transaction in the Common Stock of the Issuer during the past 60 days.

                         (d)  No other person is known to have the
          right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Sara Lee Corporation.

                         (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                    RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF
                    THE ISSUER

                    Item 6 of Schedule 13D is not being amended.

          ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

                    Item 7 of Schedule 13D is hereby amended in its entirety as follows:

                    Exhibit 1    Pages 13-15, 41, 47, 49-50 and 55 of
                                 the Prospectus1

                    Exhibit 2 Board Membership Agreement, dated as of November 15, 1994, between Sara Lee Corporation and the
                                 Issuer1

                    Exhibit 3 Conversion Agreement, dated as of November 15, 1994, among Sara Lee Corporation, the Issuer and the other stockholders of the Issuer prior to the initial public offering1

                    Exhibit 4 Lock-Up Agreement, dated November 18, 1994, among Sara Lee
                                 Corporation and the
                                 Representatives and Lead Managers
                                 named therein1

                    Exhibit 5    Registration Rights Agreement,
                                 dated as of November 22, 1994,
                                 among the Issuer, Sara Lee
                                 Corporation and the other
                                 stockholders named therein1

                    Exhibit 6 Proposal, dated November 30, 1995, from Sara Lee Corporation to
                                 Issuer

                    Exhibit 7    Press Release, dated November 30, 1995

          ____________________
          1    Previously filed.


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  November 30, 1995

          /s/ Janet Langford Kelly
          -------------------------
          Signature

          Janet Langford Kelly, Senior Vice President,
          Secretary and General Counsel


__________________________________________________________________________

                                  APPENDIX I

          Directors and Executive Officers of Sara Lee Corporation

                    Set forth below are the names, addresses and present principal occupations of each director and executive officer of Sara Lee Corporation.

                    Paul A. Allaire, whose address is 800 Long
          Ridge Road, Stamford, CT 06904, is the Chairman and Chief Executive Officer of Xerox Corporation. Mr. Allaire is also a Director of Sara Lee Corporation.

                    Frans H.J.J. Andriessen, whose address is KPMG European Business Center, Avenue Louise 54, B-1050 Brussels, Belgium, is a Professor of European Integration at the University of Utrecht in the Netherlands. Mr. Andriessen is also a Director of Sara Lee Corporation. Mr. Andriessen is a citizen of the Netherlands.

                    John H. Bryan, whose address is Three First
          National Plaza, Suite 4600, Chicago, Illinois 60602, is Chairman of the Board and Chief Executive Officer of Sara Lee Corporation. Mr. Bryan is also a Director of Sara Lee Corporation.

                    Duane L. Burnham, whose address is 100 Abbott Park Road, Abbott Park, IL 60064, is Chairman of the Board and Chief Executive Officer of Abbott Laboratories. Mr. Burnham is also a Director of Sara Lee Corporation.

                    Charles W. Coker, whose address is North 2nd
          Street, Hartsville, SC 29550, is Chairman of the Board and Chief Executive Officer of Sonoco Products Company. Mr. Coker is also a Director of Sara Lee Corporation.

                    Willie D. Davis, whose address is 161 North La Brea Avenue, Inglewood, CA 90301, is President of All-Pro Broadcasting, Inc., a privately owned company. Mr. Davis is also a Director of Sara Lee Corporation.

                    Donald J. Franceschini, whose address is Three First National Plaza, Suite 4600, Chicago, Illinois
          60602, is Executive Vice President of Sara Lee
          Corporation. Mr. Franceschini is also a Director of Sara Lee Corporation.

                    Gary C. Grom, whose address is Three First National Plaza, Chicago, Illinois 60602, is Senior Vice President-Human Resources of Sara Lee Corporation.

                    Joseph E. Heid, whose address is Three First National Plaza, Chicago, Illinois 60602, is Senior Vice President of Sara Lee Corporation.

                    Allen F. Jacobson, whose address is c/o Sara
          Lee Corporation, Three First National Plaza, Chicago,
          Illinois 60602, is retired. Mr. Jacobson is also a Director of Sara Lee Corporation.

                    Vernon E. Jordan, Jr., whose address is 1333
          New Hampshire Avenue, N.W., Suite 400, Washington, D.C. 20036, is a senior partner of the Washington, D.C. law firm of Akin, Gump, Strauss, Hauer & Feld L.L.P. Mr. Jordan is also a Director of Sara Lee Corporation.

                    Janet L. Kelly, whose address is Three First National Plaza, Chicago, Illinois 60602, is Senior Vice President, Secretary and General Counsel of Sara Lee Corporation.

                    James L. Ketelsen, whose address is c/o Sara
          Lee Corporation, Three First National Plaza, Chicago,
          Illinois 60602, is retired. Mr. Ketelsen is also a Director of Sara Lee Corporation.

                    Hans B. van Liemt, whose address is c/o Sara
          Lee Corporation, Three First National Plaza, Chicago, Illinois 60602, is retired. Mr. van Liemt is also a Director of Sara Lee Corporation. Mr. van Liemt is a citizen of the Netherlands.

                    Joan D. Manley, whose address is c/o Sara Lee
          Corporation, Three First National Plaza, Chicago,
          Illinois 60602, is retired. Mrs. Manley is also a Director of Sara Lee Corporation.

                    Mark J. McCarville, whose address is Three First National Plaza, Chicago, Illinois, 60602, is Senior Vice President-Corporate Development of Sara Lee Corporation.

                    C. Steven McMillan, whose address is Three
          First National Plaza, Suite 4600, Chicago, Illinois 60602, is Executive Vice President of Sara Lee. Mr. McMillan is also a Director of Sara Lee Corporation.

                    Frank L. Meysman, whose address is Three First National Plaza, Suite 4600, Chicago, Illinois 60602, is
          Senior Vice President of Sara Lee Corporation. Mr. Meysman is a citizen of Belgium.

                    Newton N. Minow, whose address is One First
          National Plaza, Chicago, Illinois 60603, is counsel to the Chicago law firm of Sidley & Austin. Mr. Minow is also a Director of Sara Lee Corporation.

                    Michael E. Murphy, whose address is Three First National Plaza, Suite 4600, Chicago, Illinois 60602, is Vice Chairman and Chief Administrative Officer of Sara Lee Corporation. Mr. Murphy is also a Director of Sara Lee Corporation.

                    Sir Arvi H. Parbo A.C., whose address is 360
          Collins Street, Melbourne, Victoria 3000, Australia, is Chairman of Western Mining Corporation Holdings Limited, and also Chairman of Alcoa of Australia Limited, Munich Reinsurance Company of Australia Limited and Zurich Australian Insurance Group. Sir Arvi is also a Director of Sara Lee Corporation. Sir Arvi is a citizen of Australia.

                    Rozanne L. Ridgway, whose address is 910 17th Street, N.W., Washington, D.C. 20006, is Co-Chair of The Atlantic Council of the United States and Chair of the Baltic American Enterprise Fund. Ambassador Ridgway is also a Director of Sara Lee Corporation.

                    Judith A. Sprieser, whose address is Three
          Financial Center, Chicago, Illinois 60602, is Senior
          Vice President and Chief Financial Officer of Sara Lee
          Corporation.

                    Richard L. Thomas, whose address is One First National Plaza, Chicago, Illinois 60670, is Chairman of the Board and Chief Executive Officer of First Chicago Corporation and its subsidiary, the First National Bank of Chicago. Mr. Thomas is also a Director of Sara Lee Corporation.


____________________________________________________________________________


                                Exhibit Index

          Exhibit No.       Exhibit

              6             Proposal, dated November
                            30, 1995, from Sara Lee
                            Corporation to Issuer

              7             Press Release, dated
                            November 30, 1995


___________________________________________________________________________


                                                 Exhibit 6

          November 30, 1995

          The Board of Directors
          JP Foodservice, Inc.
          9830 Patuxent Woods Drive
          Columbia, Maryland  21406

          Ladies and Gentlemen:

          Sara Lee Corporation ("Sara Lee") proposes that Sara Lee and JP Foodservice, Inc. ("JP Foodservice") explore a transaction pursuant to which the businesses of PYA/Monarch, Inc., an indirect, wholly-owned subsidiary of Sara Lee ("PYA/Monarch"), and JP Foodservice would be combined. James L. Miller recently raised with us the possible benefits of a combination of these businesses and following our review of the benefits of such a combination, we are pleased to make this proposal.

          Sara Lee proposes that the businesses of JP Foodservice and PYA/Monarch be combined in a transaction pursuant to which Sara Lee would receive 52,393,108 newly-issued shares of common stock of JP Foodservice, based on the average of the daily high and low prices of JP Foodservice common stock as reported on the Nasdaq National Market for the twenty consecutive trading days ending on November 29, 1995. This represents a value of $946 million for PYA/Monarch after taking into consideration approximately $125 million of indebtedness of PYA/Monarch to third parties at the closing of the proposed transaction. The proposed transaction would result in Sara Lee owning approximately 84% of the outstanding common stock of JP Foodservice, with the remaining approximately 16% continuing to be held by the public stockholders of JP Foodservice.

          We anticipate that the Board of Directors of JP Foodservice will act to form a Special Committee (the "Special Committee") comprised of its independent directors to consider our proposal. We are prepared to negotiate all aspects of the proposed transaction with the Special Committee. This proposal represents an expression of our interest and is not a binding commitment. A binding agreement regarding the proposal would be reflected only in a definitive agreement relating to the proposed transaction. We understand that the final terms of any such agreement would be subject to the approval of the Special Committee and would also require the approval of the stockholders of JP Foodservice. Such a binding agreement would also be subject to the approval of the full Board of Directors of Sara Lee.

          Sara Lee is enthusiastic about the prospect of combining JP Foodservice and PYA/Monarch. We believe that the strategic combination of these businesses will create synergies, costs savings and other benefits and is in the best interests of all of the owners of the combined companies. Based on our discussions with senior management of JP Foodservice, we believe that senior management of JP Foodservice is also excited about the prospect of combining JP Foodservice and PYA/Monarch and shares our view of the benefits of such a combination.

          While we understand that the Special Committee will give this proposal careful review, we believe that it is important for the parties involved to move the process forward expeditiously. I and the other members of the senior management of Sara Lee are available to discuss this proposal with you and your representatives and to promptly proceed to negotiate a definitive agreement. We are prepared to provide JP Foodservice with immediate access to PYA/Monarch to conduct your due diligence and we hereby request access to JP Foodservice in order to conduct our due diligence review as well.

          Please let me know at your earliest convenience how you wish to proceed.

          Sincerely,

          /s/ C. Steven McMillan
          --------------------------
          C. Steven McMillan
          Executive Vice President


___________________________________________________________________________


                                                       Exhibit 7

          Kate Gace
          Sara Lee Corporation
          312/558-8421

                   SARA LEE CORPORATION BEGINS DISCUSSIONS
                WITH JP FOODSERVICE, INC. REGARDING COMBINING
                       JP FOODSERVICE WITH PYA/MONARCH

          CHICAGO, November 30, 1995 - Sara Lee Corporation today announced that it is commencing discussions with JP Foodservice, Inc. regarding a proposal to combine
          JP Foodservice and Sara Lee's foodservice distribution business, PYA/Monarch.

              According to the proposal, Sara Lee Corporation would receive 52,393,108 newly-issued shares of JP Foodservice common stock in exchange for merging PYA/Monarch with JP Foodservice. Based on the average of the high and low prices of JP Foodservice stock for the 20 consecutive trading days ending November 29, 1995, this represents a value of $946 million for PYA/Monarch after taking into consideration approximately $125 million of debt owed by PYA/Monarch to third parties at the closing of the proposed transaction.

              The merged entity, in which Sara Lee Corporation would be the majority shareholder, would continue to be publicly held.

              Sara Lee Corporation expects that the board of directors of JP Foodservice will appoint a Special
          Committee of independent directors to evaluate the proposal. In addition, the proposed transaction would be subject to the approval of the stockholders of JP
          Foodservice and Sara Lee Corporation's board of directors. At this time, there can be no assurance that any specific transaction will be agreed upon and completed.

              "This merger would create valuable operating, purchasing and customer service synergies," said C. Steven McMillan, executive vice president of Sara Lee Corporation. "Integrating PYA/Monarch and JP Foodservice would result in new efficiencies, increased purchasing power and an expanded capability to service national accounts."

              JP Foodservice, Inc. is the nation's seventh-largest distributor of food and related products to restaurants and other foodservice establishments in the Mid-Atlantic, Midwest and northeastern United States.

                                   - more -

              PYA/Monarch, a wholly-owned subsidiary of Sara Lee Corporation, is the leading foodservice distributor in the southeastern United States. PYA/Monarch distributes dry, refrigerated and frozen foods, paper supplies and foodservice equipment to customers throughout the South, Midwest and East.

              Sara Lee Corporation, a global food and consumer products company with $17.7 billion in annual sales, markets a variety of products under leading brand names including Hanes, Hanes Her Way, L'eggs, Bali, Champion, Playtex, Dim, Kiwi, Hillshire Farm, Ball Park, Douwe Egberts and Sara Lee.

                                     # # #